Exhibit 99.2

Management’s Discussion and Analysis

The following is Management’s Discussion and Analysis ("MD&A") of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and the financial performance for the first quarter ended July 31, 2004 and 2003. This discussion should be read in conjunction with the Condensed Consolidated Financial Statements and related notes. Reference should also be made to the Company’s filings with Canadian and United States securities regulatory authorities. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

Cautionary statements regarding Forward-Looking statements

This MD&A is dated August 24, 2004 and contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, economic conditions, technological and competitive factors that may alter the timing and amount of the Company’s capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company’s currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors which cause actual results to materially differ from those in such forward-looking statements, is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Overview of the Company

Leitch designs, develops and distributes high-performance audio and video products to the professional television industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable and business to business.

The Company operates in an industry dependant on highly specialized products that require significant research and development investment and an infrastructure to support a global customer base on a 24/7 basis. Therefore, in order to be profitable, the Company needs to sustain high gross margins for its products. As a result of the margins, profitability is significantly impacted by fluctuations in revenue. Gross margins in the industry have typically trended in the 50-60% range; however, Leitch’s gross margins have fallen below this level because the fixed cost manufacturing infrastructure is being spread over reduced volumes, the Company’s older product lines are generating low margins, and because of the impact of foreign exchange changes. The Company is endeavoring to return to margins in the 50-55% range over the next two years through a combination of targeted cost reductions, a shift in product mix to newer and higher margin products, and increases in volumes. The Company is also looking at ways to make its manufacturing more flexible through the use of components that can be used in a variety of products, updated equipment and outsourcing.

Operating expenses, made up of selling and administrative plus research and development expenses, do not tend to fluctuate directly with revenues.

The Company believes that capital spending is stable in its core markets. The main driver of capital spending by the Company’s customers is productivity enhancements through the shift from analog to digital infrastructure. Although high definition is becoming a more significant portion of this spending, it is not driving a significant amount of incremental spending from the Company’s customers.

Leitch Technology Corporation
1

Management’s Discussion and Analysis

Product Overview

Leitch’s three product lines are Video Processing and Distribution ("VP&D"), Video Servers ("Server" or "Servers") and Post Production ("Post"). These products combine to allow Leitch to offer an integrated content environment to its customers. An integrated content environment is a streamlined workflow for producing, storing, processing, transmitting and managing video and audio content. The integrated content environment is what the Company delivers to its professional television customers through individual products and system solutions, regardless of the size and scope of their requirements. Leitch expects to consistently meet customer objectives and thereby provide them with a more profitable business model and enable them to achieve their definition of an integrated content environment, resulting in a streamlined workflow.

During the quarter ended July 31, 2004, the Company acquired all the shares of Videotek, Inc. ("Videotek"). Videotek designs, manufactures and distributes hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional television market. These products are reported in the Company’s VP&D product segment.

Highlights for the Quarter

The following highlights some of the events for the quarter ending July 31, 2004:

•	Completing the acquisition of Videotek,
•	Continuing to introduce high-definition products,
•	Providing fully Integrated Content Environment to Sahara TV in India for its digital newsroom expansion,
•	Installing the first NEXIO™ server in China at Qinghai TV,
•	Installing master control, including NEO™ and 6800+ modular interface products, for Shanghai TV,
•
Continuing its cost reduction activities through facility consolidation and staff reductions. Total headcount decreased by 30 people during the first quarter, and the Company completed the move from three floors to one in its Toronto, Canada, headquarters.

•
Appointing a new vice president of customer fulfillment whose mandate is to refine and deliver on the Company’s strategies in the areas of manufacturing, purchasing, customer service, order management and quality and worldwide inventory management.

Acquisition of Videotek

In May 2004, the Company acquired all the shares of Videotek, Inc. Videotek designs, manufactures and distributes innovative hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional video and television broadcast markets. The purchase consideration for the acquisition consisted of cash of $22.5 million, assumption of debt of $2.1 million and acquisition costs of $1.0 million. The cash consideration is payable as follows: (i) $18.4 million on the closing date of May 14, 2004, (ii) $2.7 million six months after the closing date and (iii) $1.4 million twelve months after the closing date. In addition, $2.7 million will become payable upon the achievement of certain revenue and margin targets as specified in the agreement. The excess of the purchase price over the fair value of net tangible assets acquired is $12.5 million, and has been allocated $5.4 million to acquired technology and $7.1 million to goodwill. The acquired technology is being amortized over four years, its estimated useful live.

In June 2004, the Company paid down Videotek’s mortgages by $1.7 million, leaving $0.3 million of mortgage debt. The Company expects to pay the remaining mortgage during the second quarter of fiscal 2005.

The acquisition has been accounted for using the purchase method and, accordingly, the results of operations are included in the consolidated financial statements from the date of acquisition, which was effective May 1, 2004.

Leitch Technology Corporation
2

Management’s Discussion and Analysis

The preliminary allocation of the purchase price, based on management’s estimates, is as follows (in $000s):

Net working capital	$5,344
Capital assets	6,991
Other assets	685
Acquired technology	5,376
Goodwill and other intangible assets	7,166

$25,562

Consideration comprises:
Cash	$18,366
Future non-contingent cash payments	4,112
Assumption of debt	2,056
Acquisition costs	1,028

$25,562

Any contingent consideration paid will be recorded as additional goodwill.

Overall Performance of Company

Definitions

The Company focuses its analysis on "Net Operating Income (Loss)" and Net earnings (loss), which are reconciled in the table below. Net Operating Income (Loss) is calculated as Earnings (loss) before restructuring charges, amortization, write-downs and equity interests less income taxes (excluding income taxes — partly owned businesses). The Company uses Net Operating Income (Loss) to remove restructuring, acquisition and investment-related charges, as well as discontinued operations, which the Company views as outside its core operating results. Net Operating Income (Loss) for the quarters ended July 31, 2004 and 2003 was $2.4 million and a loss of ($2.1 million), respectively.

Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for Net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

The following table reconciles Net earnings (loss) to Net Operating Income (Loss):

Three months ended July 31, ($000s)	2004	2003

Loss for the period under Canadian GAAP	(2,638)	(5,056)

Restructuring charges	6,821	2,918
Amortization of acquired technology	250	-
Equity interest in losses of partly owned businesses	17	6
Gain on disposal of partly owned business	(2,057)	-

Total Adjustments	5,031	2,924

Net Operating Income (Loss)	2,393	(2,132)

Leitch Technology Corporation
3

Management’s Discussion and Analysis

Company Strategy

The Company’s strategy is to capitalize on its strong customer position, brand name, technical skills, business model and access to capital markets to grow profitably in the professional television market and provide an adequate return on investment to its shareholders. The Company has identified its target operating model and is working to achieve this model over the next two to three years. The following chart highlights the Company’s target operating model, shown as a percentage of revenue, and how Leitch is currently performing against that model:

	First Quarter, Fiscal
	Target	2005		Fiscal 2004		Fiscal 2003

	% of	% of		% of		% of
	Revenue	Revenue	($000s)	Revenue	($000s)	Revenue	($000s)
Revenue	100%	100%	$55,242	100%	$154,586	100%	$179,981
Margin	55%	47%	25,871	45%	(note 2)69,402	50%	89,647
Operating expenses (Note 1)	40%	44%	(note 3)23,478	56%	(note 3)86,809	56%	101,495

Net Operating Income (Loss) before tax	15%	4%	$2,393	-11%	$(17,407)	-7%	$(11,848)

Income taxes (recovery)			-		(2,243)		(2,245)

Net Operating Income (Loss)			$2,393		$(15,164)		$(9,603)

Other Charges / Adjustments (Note 4)			5,031		22,135		88,893

Net loss for the period			$(2,638)		$(37,299)		$(98,496)

Notes:
1.	Operating expenses are made up of selling and administrative, research and development, investment tax credits and investment income.
2.	Adjusted for inventory charge of $9.6 million.
3.	Adjusted for restructuring charges of $6.8 million in 2005 and $13.4 million in 2004.
4.	Adjustments are reconciled below for fiscal 2004 and 2003. First quarter of fiscal 2005 is reconciled above in the "Overall Performance of the Company" section:

Year ended April 30, ($000s)	2004	2003

Loss for the year under Canadian GAAP	(37,299)	(98,496)

Inventory charge	9,634
Restructuring charges	13,382	-
Write-down and amortization:
Goodwill	-	73,824
Acquired technology	-	15,258
Equity interest in losses of partly owned businesses	(54)	(189)
(Gain) loss on disposal of discontinued operations, net of tax benefit	(827)	-

Total adjustments	22,135	88,893

Net Operating Income (Loss)	(15,164)	(9,603)

Leitch Technology Corporation
4

Management’s Discussion and Analysis

Leitch has adopted a near-term strategy to return to profitability by driving revenue growth and becoming the low cost leader in the industry. These initiatives are discussed in more detail below:

Drive Revenue Growth

•	Continue to focus R&D investment on rounding out the product offerings, with emphasis on high-definition ("HD") products to capitalize on the expected shift in capital spending to HD equipment.
•	Address under-performing geographic areas by upgrading sales management and changing the distribution strategy in under-performing countries.
•
Realign the sales organization to include systems engineering, to address integrated solution sales that will capitalize on Leitch’s broad product portfolio and improve customers’ ability to work with Leitch.

•	Improve the service model by generating additional revenue from services, including extended warranties and consulting services.

Address Cost Base to be the Low Cost Leader

•	Maintain reduced infrastructure and discretionary spending through targeted purchasing plans, spending controls, facility consolidation and headcount reduction.
•	Drive gross margin improvement through continued conversion to new product lines, which will improve efficiencies associated with inventory, carrying costs, planning, purchasing and manufacturing management.
•	Develop a more flexible manufacturing strategy through the evaluation of outsourcing opportunities as they make financial and operational sense, and targeted capital purchases.
•	Extract cash from balance sheet through improved collection efforts and reduced inventory levels, to be achieved through tighter controls over inventory and the streamlined product offering.

The success of the strategy will be measured by how the Company does against its target operating model. As a result of the specialized products and infrastructure required to support the business, the Company does not believe the target operating model can be achieved at its current revenue levels through cost cutting alone. The Company believes it can achieve the target operating model with revenues in the range of $250-$300 million per annum. It plans to grow revenue both organically through the initiatives outlined above, as well as through acquisitions such as Videotek, in order to achieve the necessary revenue growth.

Results From Operations

The Company had significant growth in revenue in the first quarter of fiscal 2005. Revenue for the first quarter was $55.2 million, representing a 47% increase from $37.5 million during the same period last year. The increase in revenue from the prior year period of $17.7 million was generated from the Company’s Video Processing and Distribution ("VP&D") product line, which includes the $8.4 million of revenue from recently acquired Videotek.

Net Operating Income (as defined above) for the quarter was $2.4 million compared to a loss of $(2.1) million during the same period last year. The net loss for the first quarter was $(2.6) million or $(0.08) per share, compared to $(5.1) million or $(0.17) per share during the same period last year. The Company completed the facility and staff reductions that it outlined last quarter, and recorded a charge of $6.4 million related to lease exit costs, the write-down of leasehold improvements and severance-related costs.

Leitch Technology Corporation
5

Management’s Discussion and Analysis

Results From Operations (continued)

Details around revenue, margin and expenses are explained below.

The following table shows the Company’s results from operations as they related to Net Operating Income (Loss) (as defined above) and net loss.

Summary Financial Results

	Three months ended July 31,		Increase (Decrease)
($000s except per share amounts)	2004	2003	2004 vs.2003%

Revenue	$55,242	$37,524	$17,718	47%
Cost of goods sold	29,371	20,332	9,039	44%

Gross margin	25,871	17,192	8,679	50%

Expenses (income)
Selling and administrative	15,474	13,585	1,889	14%
Research and development	8,786	8,798	(12)	0%
Less investment tax credits	(541)	(774)	233	-30%
Investment income, net	(241)	(42)	(199)	474%

Operating expenses (Note)	23,478	21,567	1,911	9%

Income taxes (recovery)	-	(2,243)	2,243	100%

Net Operating Income (Loss)	2,393	(2,132)	4,525	212%

Net Operating Income (Loss) per share
Basic	0.07	(0.07)	0.14	197%
Diluted	0.07	(0.07)	0.14	197%

Net loss	(2,638)	(5,056)	2,418	48%
Net (loss) per share
Basic	(0.08)	(0.17)	0.09	53%
Diluted	(0.08)	(0.17)	0.09	53%

Gross margin as % of revenue	47%	46%	1%
Selling and admin as % of revenue	28%	36%	-8%
Gross R&D as % of revunue	16%	23%	-8%

Note - Operating expenses exclude restructuring charges of $6.8 million in 2004 and $2.9 million in 2003

Revenue

Product Segments:

The following table summarizes the revenue by product line for the quarter compared to the prior year quarter:

	Three months ended July 31,
($000s)	2004	2003	Variance	% Change

VP&D	43,652	25,614	18,038	70%
Servers	8,553	8,463	90	1%
Post	3,037	3,447	(410)	-12%

Total	55,242	37,524	17,718	47%

Leitch Technology Corporation
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Management’s Discussion and Analysis

The increase in revenue from VP&D is the result of both organic growth and the acquisition of Videotek. Videotek, which was acquired in May 2004, contributed approximately $8.4 million in revenue during the quarter. Videotek revenue was higher than expected, as the USA market was strong for Videotek in the quarter. The increase in VP&D revenue other than Videotek was driven by continued acceptance of the Company’s newer products, which reflect the Company’s continued efforts to round out its high-definition product offering, as well as more aggressive sales activity, including targeted discounting.

The Company’s Post Production product line was down 12% from the prior year period, as its next-generation nonlinear editor, VelocityHD™, did not begin shipping until late July 2004, as planned. VelocityHD was introduced in April 2004 and the Company expects that revenue in Post Production will improve in fiscal 2005 with the new product.

Server revenue was consistent with the prior year; however, the Company did increase its Server backlog during the quarter. Prior year revenue was from the Company’s VR400 series of Server, which was replaced by the NEXIO™ server in the third quarter of fiscal 2004. Server revenue tends to fluctuate from quarter to quarter more than the Company’s other lines of business due to the large system nature of the product. Servers represent the largest growth opportunity in the professional television industry as broadcasters move from a tape-based infrastructure to a disk-based infrastructure. The Company believes it is well-positioned in this market with the new NEXIO platform and its proprietary shared storage technology.

Geographic Segments:

The following table summarizes the revenue by geography for the quarter compared to the prior year quarter:

	Three months ended July 31,
($000s)	2004	2003	Variance	% Change

USA	23,877	17,254	6,623	38%
Non-US Americas	6,063	4,807	1,256	26%
Europe	12,586	7,044	5,542	79%
Pacific Rim	12,716	8,419	4,297	51%

Total	55,242	37,524	17,718	47%

Over the past two years, revenue has been significantly impacted by fluctuations in foreign currency exchange rates. Revenue in the current quarter was negatively impacted by $0.6 million, or 1.6% compared to the prior year quarter primarily as a result of the weakening of the US dollar in relation to the Canadian dollar.

Revenue in the USA was up significantly over the prior year quarter. This increase was the result of the acquisition of Videotek, which generated approximately $7 million of its revenue in the first quarter of fiscal 2004 in the USA. Offsetting this was a decrease of approximately $0.6 million in Server sales, as the Company’s high definition server is not expected to be available until the end of calendar 2004.

Revenue in Non-US Americas grew approximately $1 million excluding the addition of Videotek. Growth was mostly in South America through increased sales of VP&D product.

Europe continued its strong performance from the fourth quarter of 2004 where it recorded revenue of $11.9 million. The growth as a result of the acquisition of Videotek was approximately $0.6 million. Growth over the first quarter of fiscal 2004 is not attributed to any specific factor, demonstrating the general acceptance of the Company’s product offering in VP&D and more aggressive sales activity.

The Pacific Rim saw 51% growth over the prior year period which was partially driven by the digital newsroom expansion of Sahara TV in India for over $3 million. The general acceptance of the Company’s product offering in VP&D and more aggressive sales activity are also factors in the increase in revenue. The Pacific Rim continues to be the largest growth opportunity for the Company, as markets such as China are early in the broadcast infrastructure build out compared to the more mature European and US markets.

Leitch Technology Corporation
7

Management’s Discussion and Analysis

Gross Margin

The following chart summarizes the gross margin and gross margin as a percentage of sales for the quarter compared to the prior year quarter:

	Three months ending July 31,
($000s)	2004	2003	Variance	% Change

Revenue	$55,242	$37,524	$17,718	47%
Cost of goods sold	29,371	20,332	9,039	44%

Gross margin	25,871	17,192	8,679	50%

Gross margin %	47%	46%	1%

Gross margin improved 1% from the prior year period. This improvement is the result of increased volume over which to spread the fixed manufacturing costs, along with the acquisition of Videotek, which has higher gross margins than the Company. Higher discounting offset these factors, as the Company discounted more heavily on a targeted basis to drive revenue growth.

The Company undertook a restructuring in the fourth quarter of 2004 in order to streamline its manufacturing process, and accelerate the transition to newer products with higher gross margins. This streamlining, consisting primarily of consolidating product lines, will allow the Company to remove the inefficiencies associated with managing both old and new product lines.

The Company expects gross margins to improve as a result of the restructuring activities discussed above.

Selling and Administrative expenses

	Three months ending July 31,
($000s)	2004	2003	Variance	% Change

Selling and administrative	$15,474	$13,585	$1,889	14%
Selling and admin as % of sales	28%	36%	(8%)

Selling and Administrative expenses include sales, customer service, marketing, administration and allocations of shared costs, including facilities and infrastructure costs. For the most part, this expense base is fixed in nature and does not fluctuate directly with revenue.

The increase in selling and administrative expenses arose primarily from the acquisition of Videotek, which accounts for $1.4 million of the $1.9 million increase. The Company also incurred approximately $0.6 million of non-recurring consulting costs related to the review of its manufacturing strategy. The prior year expenses were reduced by gains related to the settlement of foreign exchange contracts of $0.8 million and reversal of bonus accruals of $0.4 million. The Company also began expensing the fair value of stock options in the fourth quarter of fiscal 2004. The expense in the first quarter of 2005 was $0.2 million, compared to $nil in the prior year period. After normalizing out the impacts discussed above, selling and administration expenses were approximately $1.6 million lower than the prior year as a result of savings initiatives undertaken in fiscal 2004.

Leitch Technology Corporation
8

Management’s Discussion and Analysis

Research and Development

	Three months ending July 31,
($000s)	2004	2003	Variance	% Change

Research and development	$8,786	$8,798	$(12)	0%
Less investment tax credits	$(541)	$(774)	$223	(30%)
Gross R&D as % of sales	16%	23%	(7%)

The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, enhance its product portfolio, and provide new products with new functions and efficiencies to the professional television industry. This investment drives future revenues and margins through new product introduction and more cost effective designs. R&D spending does not fluctuate with current revenues; however, the Company monitors this spending in relation to revenues and adjusts spending when appropriate.

Changes in spending in R&D from the first quarter of fiscal 2003 to 2004 were due to the acquisition of Videotek, which resulted in an increase of $1.2 million, offset by savings from cost reduction initiatives. In the first quarter of fiscal 2004, the Company reduced R&D costs by consolidating certain VP&D and Post functions and facilities.

Other Charges

The following chart summarizes the charges that are not included in the Company’s Net Operating Income (Loss), but are included in the calculation of Net earnings (loss):

Quarter ended July 31, ($000s)	2004	2003

Restructuring charges	6,821	2,918
Amortization of acquired technology	250	-
Equity interest in losses of partly owned businesses	17	6
Gain on disposal of partly owned business	(2,057)	-

During the first quarter of fiscal 2005, the Company recorded restructuring charges of $6.8 million consisting of $1.4 million in severance related to staff reductions, $3.2 million related to lease exit costs as the Company vacated two of three floors it leases in Toronto, Canada, and a $2.2 million write-down of leasehold improvements for the Toronto facility. In the first quarter of fiscal 2004, the Company recorded a $2.9 million charge related to staff reductions. The Company sold its interest in Path 1 Network Technologies Inc. for $2.1 million during the quarter. The investment had been written down to $nil in April 2002.

Income Taxes

The Company has not recognized the tax benefit from net losses incurred since the second quarter of fiscal 2004. During the first quarter of fiscal 2004, the Company recorded a $2.2 million tax recovery. No recovery was recorded during the first quarter of 2005.

Net Loss

As a result of the above, the Company incurred a net loss of ($2.6 million) for the quarter ended July 31, 2004 and ($5.1 million) for 2003.

Leitch Technology Corporation
9

Management’s Discussion and Analysis

Liquidity and Capital Resources

Cash Position

At July 31, 2004, the Company’s cash and cash equivalents position was $17.2 million compared to $31.6 million at April 30, 2004, the Company’s fiscal year end. The primary reason for the $14.4 million decrease in cash and cash equivalents was the acquisition of Videotek during the quarter. Total cash outflow related to the acquisition was approximately $19.3 million, including the discharge of a $1.7 million mortgage Videotek carried. After removing these outflows, the Company’s cash balance increased by approximately $5.1 million, largely through the sale of Path 1, Net Operating Income and inventory reduction activities.

The Company has a three-year $20.0 million senior secured credit facility with CIT Business Credit Canada Inc. This facility is available for general corporate purposes and the Company’s future growth plans. Availability of the facility is based on quality and aging of accounts receivable in North America, and was $8.7 million at July 31, 2004. The Company has not drawn any amount on the facility.

Working Capital

The Company carries significant inventory and accounts receivable balances. The Company has targeted these areas to reduce its working capital requirements, and expects to generate cash from these balances in fiscal 2005. The Company plans to reduce its inventory investment in 2005 through tighter controls and capitalizing on the reduced portfolio size after the restructuring activities undertaken in the fourth quarter of fiscal 2004.

The Company’s accounts receivable balance increased from $26.3 million at April 30, 2004 to $37.3 million at July 31, 2004 due primarily to the increase in revenue. Days sales outstanding increased from 57 days to 61 days over the same period as a result of timing of sales. The Company’s inventory balance dropped from $44.6 million at April 30, 2004, to $41.7 million at July 31, 2004, despite the acquisition of Videotek, which added approximately $4 million in inventory. The reduction after removing the impacts of Videotek was $6.9 million. The reduction was the result of focused inventory management and the simplification of the Company’s product lines, initiated in the previous quarter.

It is anticipated that working capital of $69.0 million is sufficient to meet the Company’s daily cash requirements throughout the next twelve months. Part of the Company’s strategy to grow is through acquisition, which is not part of the Company’s daily cash requirements. The Company may access the capital markets from time to time for a variety of purposes, including the funding of acquisitions.

Capital Assets and Expenditures

Capital assets, net of accumulated depreciation, increased to $37.4 million from $34.7 million at April 30, 2004. Additions to capital assets were $0.7 million during the first quarter of fiscal 2005, which were financed from cash balances. The Company acquired $7.0 million in capital assets as a result of the acquisition of Videotek. The Company also wrote off approximately $2.2 million of leasehold improvements as a result of the Toronto facility consolidation.

The Company plans to spend between $5.0 million and $7.0 million on capital projects during fiscal 2005, including spending in the first quarter of $0.7 million and a similar amount in fiscal 2006, excluding acquisitions. The expenditures will include more flexible surface mount equipment for its VP&D and Post products, computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, bank facilities and cash flow from operations. The Company may enter into a lease for the surface mount equipment.

Acquisition

During the first quarter of fiscal 2005, the Company acquired Videotek. Terms of the acquisition include a payment for $17.8 million dollars, with an additional $2.7 million dollars in November 2004 and $1.4 million - $4.1 million dollars in May 2005. $2.7 million of the May 2005 payment is contingent on Videotek achieving certain revenue and gross margin targets. The Company made the first payment from its cash balances and is planning to make the remaining payments from its cash balances.

Leitch Technology Corporation
10

Management’s Discussion and Analysis

Capital Stock and Dividends

As at August 24, 2004, the Company had 34,628,158 common shares outstanding and stock options to purchase 2,693,725 common shares. During the quarter, the Company issued 12,498 shares pursuant to the chief executive officer’s employment contract. Stock options to acquire 24,750 shares were exercised during the quarter. The Company has not declared any dividends over the past three fiscal years. The Company does not plan to declare or pay any dividends in the next twelve months.

Commitments and long-term liabilities

The Company has long-term liabilities of $7.2 million at July 31, 2004. These liabilities relate to the lease exit costs associated with vacating one floor of its UK facilities, two floors in its Toronto facilities and the deferred gain on the sale-leaseback of its Virginia building. These long-term liabilities are expected to be relieved as follows (in $000s):

Fiscal year ending April 30	Lease exit costs	Deferred gain	Total

2006	1,970	175	2,145
2007	1,635	175	1,810
2008	1,635	175	1,810
2009	1,648	128	1,776
2010	1,668	37	1,705
Thereafter	1,172	135	1,307

	9,728	825	10,553
Present value adjustment	(2,543)	-	(2,543)

Total	7,185	825	8,010
Less portion re-allocated to current liabilities:			(786)

Long-term liabilities			$7,224

The lease exit costs will be paid in cash, and may be accelerated if an appropriate early termination fee can be negotiated. The deferred gain is a non-cash liability and will be amortized into earnings over the remaining term of the lease-back period.

Related Party Transactions

During the first quarter of 2005, the Company entered into certain transactions with a law firm of which a director of the Company is a partner. Total amounts paid to these related parties for legal services totaled $0.1 million (2003 - $0.1 million) and for legal fees associated with acquisition transactions totaled $0.2 million (2003 - nil). Related party transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada with reconciliation to US GAAP, as disclosed in note 20 to the 2004 consolidated financial statements. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Company’s 2004 consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.

Leitch Technology Corporation
11

Management’s Discussion and Analysis

The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, asset retirement obligations, employee termination benefits, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

Revenue is derived primarily from the sale of equipment and services. Revenue is recognized upon shipment, provided that title to the goods is transferred to customers, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment. Service revenue is recognized as services are performed.

Income Taxes

The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers factors such as the reversal of future income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation

The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Stock-based Compensation

The Company has a stock option plan for employees and directors. The Company has adopted the revised CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003 and, accordingly, has recorded compensation expense in fiscal 2004 and 2005. Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method, and no compensation expense was recorded. Any consideration paid by employees on the exercise of stock options is recorded as share capital. The determination of the fair value of the stock options requires management to make estimates as to the estimated life of the options and the expected volatility of the stock. A change in these factors could impact the compensation expense recorded in the statement of earnings.

The Company has applied the fair value method of accounting for stock option awards granted after May 1, 2003 and, accordingly, has recorded compensation expense of $211 in the first quarter of fiscal 2005 (nil in the first quarter of fiscal 2004.)

Restructuring Charges

The Company recorded $6.8 million in restructuring charges related to cost savings initiatives incurred during the first quarter of fiscal 2005, primarily for workforce reductions and lease exit costs. The restructuring charges are primarily employee severance and benefit costs, write-offs of leasehold improvement and future lease costs. The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with CICA Emerging Issues Committee Abstract EIC-134, "Accounting for Severance and Termination Benefits" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities". These standards require the Company to prospectively record any restructuring charges only when the liability is incurred and can be measured at

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Management’s Discussion and Analysis

fair value. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances and adjusts accordingly.

Risk Factors

In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company’s actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

Over the past two years, the U.S., European and many other economies have experienced an economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch’s revenue could continue to be negatively impacted. Because the Company’s revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world’s economies.

The Company sells into over 80 countries worldwide. Regional and international political or economic unrest, such as that currently in South America and the Middle East, can negatively impact the Company’s revenue and ability to collect its accounts receivable.

New Products and Technological Change

The markets for the Company’s products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company’s products embody complex technology and are designed to be compatible with current and evolving industry standards. The Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company’s business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10.0 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company’s markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, ability to provide 24-hour support 365 days a year, establishment of a strong company reputation as a credible supplier to large end users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not adequately protect the Company’s proprietary information nor give it any competitive advantage. Others may independently develop

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Management’s Discussion and Analysis

substantially equivalent intellectual property or otherwise gain access to Leitch’s trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company’s business could be materially harmed.

There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company’s business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company’s products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

Demand for the capital equipment supplied by the Company can fluctuate with macroeconomic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company’s sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve. These risks are mitigated in part by the following factors:

•	The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.
•	The geographic breadth of the Company’s distribution provides a hedge against economic or political events in any one region of the world.
•
A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company’s business is replacement and upgrade business rather than new projects.

•
Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology.

There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

The Company’s expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including National Association of Broadcasters ("NAB") in April and International Broadcasting Convention ("IBC") in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter-to-quarter comparisons of the Company’s operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

The Company’s prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company’s business.

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Management’s Discussion and Analysis

Environmental & Regulatory Risk

The Company respects all environmental legislation, industry norms and standards. The Company’s policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

During the past four quarters, the U.S. dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in U.S. dollars and reports its consolidated financial statements in Canadian dollars. If U.S. dollar weakness persists, this will adversely impact the Company’s revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company’s U.S. dollar exposure.

Carrying Value of Future Tax Assets

The Company’s carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company’s strategic and operating plans. A significant adverse change in the Company’s projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility

The trading price of the Company’s common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts’ recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company’s common stock.

With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch’s common stock.

In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch’s common stock.

Product Defects

If any of the Company’s products prove defective, the Company may be required to redesign or recall such products. A redesign or recall may cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse effect on the Company’s financial performance.

Third-Party Suppliers

The Company uses third-party suppliers for all components used in the Company’s systems. Although the Company often has multiple suppliers for each such component, the loss of certain of these suppliers, or the inability of certain of these suppliers to deliver components to the Company on a timely basis, could materially adversely affect the Company’s business operations and prospects.

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Management’s Discussion and Analysis

Reliance on Dealers and Systems Integrators

A significant portion of the Company’s sales are sourced, developed and completed through dealers and systems integrators. The Company believes that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market Leitch’s products, may experience financial difficulties or even close operations. In addition, the Company’s dealers and retailers are not contractually obligated to sell Leitch’s products. Therefore, they may at any time refuse to promote or pay for the Company’s products. Also, since many of the Company’s distribution arrangements are non-exclusive, resellers may carry competitors’ products and could discontinue carrying the Company’s products in favour of competitors’ products. As a result of these risks, the Company could experience unforeseen variability in its revenues and operating results.

Regulation

The broadcasting and communications industries are regulated by the Federal Communications Commission in the U.S., the Canadian Radio-television and Telecommunications Commission in Canada and by similar regulatory bodies throughout the world. These agencies have made rulings in the recent years relating to the adoption of new standards for broadcasters. The timing and nature of these rulings may impact the equipment purchased by broadcasters, which may result in the Company experiencing unforeseen variability in revenues and operations results.

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Summary of Quarterly Results

	Quarter ending
	July 31,	April 30,	Jan 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,
Summary Financial Results ($000s)	2004	2004	2004	2003	2003	2003	2003	2002

Revenue	$55,242	$41,858	$38,792	$36,412	$37,524	$38,216	$49,086	$45,726

Loss from continuing operations	(2,638)	(22,564)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)

Loss per share from continuing operations:
Basic	(0.08)	(0.65)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)
Diluted	(0.08)	(0.65)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)
Net loss	(2,638)	(21,737)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)

Loss per share:
Basic	(0.08)	(0.63)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)
Diluted	(0.08)	(0.63)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)

	Quarter ending
	July 31,	April 30,	Jan 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,
Summary Financial Results ($000s)	2004	2004	2004	2003	2003	2003	2003	2002

Revenue	$55,242	$41,858	$38,792	$36,412	$37,524	$38,216	$49,086	$45,726
Cost of goods sold (adjusted)	29,371	22,768	21,417	20,667	20,332	20,632	24,749	22,794

Gross margin (excluding restructuring)	25,871	19,090	17,375	15,745	17,192	17,584	24,337	22,932

Expenses (income)
Selling and administrative expenses	15,474	14,503	14,773	15,086	13,585	17,493	16,754	17,663
Gross research and development	8,786	7,977	7,492	7,976	8,798	9,509	9,226	9,087
Investment tax credits	(541)	(726)	(703)	(774)	(774)	(878)	(914)	(856)
Investment income, net	(241)	(143)	(65)	(154)	(42)	(87)	(23)	(22)

Operating Expenses	23,478	21,611	21,497	22,134	21,567	26,037	25,043	25,872

Income taxes (recovery)	-	-	-	-	(2,243)	(1,123)	(289)	(911)

Net Operating Income (Loss)	2,393	(2,521)	(4,122)	(6,389)	(2,132)	(7,330)	(417)	(2,029)

Net Operating Income (Loss) per share

Basic	0.07	(0.07)	(0.12)	(0.19)	(0.07)	(0.25)	(0.01)	(0.07)
Diluted	0.07	(0.07)	(0.12)	(0.19)	(0.07)	(0.25)	(0.01)	(0.07)

Adjusted gross margin %	47%	46%	45%	43%	46%	46%	50%	50%

Selling and admin as % of revenue	28%	35%	38%	41%	36%	46%	34%	39%

Gross R&D as % of revenue	16%	19%	19%	22%	23%	25%	19%	20%

Note - Quarter ended April 30, 2004 gross margin shown in this table is after removing the $9.6 million relating to inventory charges that are not included in Net Operating Income (Loss) as defined.

Leitch Technology Corporation
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Summary of Quarterly Results

The following table reconciles Net earnings (loss) to Net Operating Income (Loss) (as defined)

	Quarter ending
	July 31,	April 30,	Jan 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,
Summary Financial Results ($000s)	2004	2004	2004	2003	2003	2003	2003	2002

Net loss under Canadian GAAP	(2,638)	(21,737)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)
Inventory charge	-	9,634	-	-	-	-	-	-
Restructuring charges	6,821	10,464	-	-	2,918	-	-	-
Write-down and amortization:
Goodwill	-	-	-	-	-	73,824	-	-
Acquired technology	250	-	-	-	-	10,746	1,502	1,502
Equity interest in losses (earnings) of partly owned businesses	17	(55)	(8)	3	6	(68)	(40)	(131)
Estimated loss on disposal of discontinued operations, net of tax benefit	-	(827)	-	-	-	-	-	-
Net Operating Income (Loss)	2,393	(2,521)	(4,122)	(6,389)	(2,132)	(7,330)	(417)	(2,029)

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